# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Agassi Sports Entertainment Corp., CIK 0000930245
CUSIP: 379413107
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1120 N. TOWN CENTER DR #160, LAS VEGAS, Nevada (NV), 89144
Date of event which requires filing of this statement: 09/08/2026
Filed by CIK 0001487588
Persons authorized to receive notices and communications: James M. Askew, 1120 N. Town Center Dr #160,, Las Vegas, Nevada (NV), 89144, 713-392-4408

## Reporting persons
- Askew James M. (CIK 0001487588): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,797,860; shared voting power 0; sole dispositive power 1,797,860; shared dispositive power 0; aggregate amount beneficially owned 1,797,860 (13.7% of the class)
  Comment: (13) Percentage ownership is based on 13,096,824 shares of common stock of the Issuer outstanding as of August 12, 2026, which is based on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, as filed with the Securities and Exchange Commission on August 14, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Agassi Sports Entertainment Corp.
Address of issuer's principal executive offices: 1120 N. TOWN CENTER DR #160, LAS VEGAS, Nevada (NV), 89144
Comment: This Amendment No. 3 (the "Amendment") amends and replaces in its entirety the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by James M. Askew (the "Reporting Person") on July 5, 2024, as amended by Amendment No. 1 and Amendment No. 2. This Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of Agassi Sports Entertainment Corp., formerly Global Acquisitions Corporation, a Nevada corporation (the "Issuer" or the "Company").

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by James M. Askew, an individual, the "Reporting Person".
Residence or business address: Mr. Askew's business address is 1120 N. Town Center Dr #160, Las Vegas, Nevada 89144.
Present principal occupation or employment: James M. Askew is an entrepreneur and investor. Mr. Askew also serves as a member of the Board of Directors of the Company.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

Effective on September 8, 2026, the Reporting Person gifted 300,000 shares of Common Stock to his three adult sons (100,000 shares each), for whom the Reporting Person disclaims any beneficial ownership.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 3 is hereby incorporated by reference into this Item 4. The Reporting Person acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Person may purchase additional securities of the Issuer or dispose of some or all of the securities he currently owns from time to time in open market transactions, private transactions (including gifts) or otherwise. Except as may occur in the ordinary course of business of the Issuer, the Reporting Person does not currently have any plans or proposals which relate to or would result in the following described: (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) Any material change in the present capitalization or dividend policy of the Issuer; (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) Any action similar to any of those enumerated above. The Reporting Person retains the right to change his investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, or sell or otherwise dispose of (or enter into a plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Issuer, if any, beneficially owned by him, in any manner permitted by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of shares of Common Stock beneficially owned by the Reporting Person and, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover page(s) of this Schedule 13D and are incorporated herein by this reference thereto.
Number of shares as to which each person has sole or shared power to vote or dispose: The aggregate number of shares of Common Stock beneficially owned by the Reporting Person and, for the Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover page(s) of this Schedule 13D and are incorporated herein by this reference thereto.
Transactions in the class effected during the past sixty days: See Item 3, above.
Other persons with the right to receive dividends or sale proceeds: No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Askew James M.: /s/ James M. Askew, James M. Askew (09/10/2026)